UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 1-U

Date of report (Date of earliest event reported): October 18, 2021

Contact Gold Corp.

(Exact Name of Registrant as Specified in Charter)

British Columbia, Canada	99-1369960
(State or Other Jurisdiction of Incorporation or Organization)	(I.R.S. Employer Identification No.)

400 Burrard St., Suite 1050

Vancouver, BC Canada V6C 3A6

(Full Mailing Address of Principal Executive Offices)

(604) 449-3361

Issuer's Telephone Number, Including Area Code

Title of Each Class of Securities Issued Pursuant to Regulation A:  Common Shares, no par value

Item 8.  Certain Unregistered Sales of Equity Securities

On October 18, 2021, Contact Gold Corp. (the "Company") announced the terms of a non-brokered private placement (the "Offering") of up to 60,000,000 units ("Units") at a price of $0.05 per Unit (the "Offering Price") for gross proceeds of up to $3,000,000.

Each Unit will consist of one common share of the Company (a "Common Share") and one half of one Common Share purchase warrant (each whole Common Share purchase warrant, a "Warrant"), with each Warrant entitling the holder to purchase an additional Common Share at a price of $0.075 per share for a period of 24 months from the closing date (the "Expiry Date").  In the event that at any time between four months and one day following the closing date and the Expiry Date, the Common Shares trade on the TSX Venture Exchange (the "TSXV") at a closing price which is equal to or greater than $0.15 for a period of ten consecutive trading days, the Company may accelerate the expiry date of the Warrants by giving notice to the holders thereof and in such case the Warrants will expire on the 30th day after the date such notice is provided.

The net proceeds of the Offering are expected to be used to undertake further drilling at Contact Gold's Green Springs gold project & continued exploration at the Pony Creek gold project each located in Nevada, and for general working capital purposes.

The securities issued pursuant to the Offering will be subject to a four month and one day statutory hold period in Canada. Completion of the Offering is subject to the receipt of all necessary approvals, including the conditional approval of the TSXV.

The offered securities have not been, nor will they be, registered under the United States Securities Act of 1933, as amended (the "Securities Act") or any state securities laws, and may not be offered or sold to, or for the account or benefit of, any person in the United States or any "U.S person", as such term is defined in Regulation S under the Securities Act, absent registration or an applicable exemption from registration requirements. Offers and sales in the United States will be limited to institutional accredited investor.  This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities in any state in which such offer, solicitation or sale would be unlawful.

Certain persons may be eligible to receive finder fees, payable in cash, representing up to 6% of the proceeds placed by such finders, in connection with the Offering.

Closing of the Offering is expected to occur on or about November 17, 2021, and remains subject to the final approval of the TSXV.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CONTACT GOLD CORP.

By:	/s/ John Wenger
John Wenger, Chief Financial Officer

Date  October 18, 2021

Index to Exhibits

Exhibit Number	Description

15.1	News Release